FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2007

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Athens, 21 March 2007

NBG concluded the acquisition of P&K Investment Services SA

Following the approvals from the regulatory authorities (the Bank of Greece, the Competition Committee and the Capital Market’s Committee) and the fulfilment of all the remaining conditions of the share purchase agreement, the National Bank of Greece (NBG) and the shareholders of P&K Investment Services SA concluded the transaction today, signing the documents for the transfer of shares of P&K Investment Services SA (parent company of P&K Securities and P&K Mutual Fund Company) to the National Bank of Greece.

In 2006, the financial results of P&K Investment Services improved further. Profits after tax (on a consolidated level) amounted to € 10.3mn (+147% compared with 2005), while total shareholders’ funds reached € 31mn from € 21.4mn at the end of 2005. As a result, the total consideration for the acquisition of P&K Investment Services, which had been set at €48.7mn, corresponds to 1.6x the company’s total shareholders’ funds or 4.7x its after-tax profits.

With the completion of this acquisition, the largest provider of brokerage and investment services is created in Greece, with the aim of expanding its business in all countries where NBG has a presence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 21st March, 2007
Vice Chairman – Deputy Chief Executive Officer